UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025
Commission File
Number: 001-04546
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UNILEVER PLC
(Translation of registrant’s name into English)
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UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 1 August 2025

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	July 31, 2025	Entitled	Total Voting Rights
Exhibit	99.2	Stock exchange announcement dated	July 31, 2025	Entitled	Publication of Supplement